SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-13122
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Earle M. Jorgensen
Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071

Earle M. Jorgensen
Retirement Savings Plan
Note:	All schedules other than that listed above have been omitted because they are not applicable or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Earle M. Jorgensen Retirement Savings Plan
Los Angeles, California
We have audited the accompanying statements of net assets available for benefits of the Earle M. Jorgensen Retirement Savings Plan (the “Plan”) as of March 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended March 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As further described in Note 1 to the financial statements, effective March 31, 2008, the Plan merged into the Reliance Steel & Aluminum Co. Master 401(k) Plan.
/s/ BDO Seidman, LLP
BDO Seidman, LLP
Los Angeles, California
September 26, 2008

Earle M. Jorgensen
Retirement Savings Plan
Statements of Net Assets Available for Benefits

March 31,	2008	2007

Assets

Investments, at fair value:
Interest-bearing cash	$—	$86,240
Mutual funds	—	153,271,498
Reliance Steel & Aluminum Co. common stock	—	54,184,909
Participant loans	4,421,251	3,882,857

Total investments	4,421,251	211,425,504

Receivables:
Receivable from broker	209,745,230	—
Participant contributions	128,065	—
Employer contributions	3,951,941	4,154,884

Total receivables	213,825,236	4,154,884

Total Assets	218,246,487	215,580,388

Liabilities

Payable to other qualified plan (Note 1)	218,246,487	—

Total liabilities	218,246,487	—

Net Assets Available for Benefits	$—	$215,580,388

See accompanying independent auditors’ report and notes to the financial statements.

Earle M. Jorgensen
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended March 31,	2008

Additions

Investment income:
Interest and dividends	$11,263,070
Net depreciation in fair value of investments	(1,568,677)

Total investment income	9,694,393

Contributions:
Participant	4,501,912
Employer	4,251,298
Rollovers	210,548

Total contributions	8,963,758

Total additions	18,658,151

Deductions
Benefits paid to participants and beneficiaries	15,983,102
Administrative expenses	8,950

Total deductions	15,992,052

Net increase	2,666,099

Transfer of assets to other qualified plan (Note 1)	(218,246,487)

Net Assets Available for Benefits, beginning of year	215,580,388

Net Assets Available for Benefits, end of year	$—

See accompanying independent auditors’ report and notes to the financial statement

Earle M. Jorgensen
Retirement Savings Plan
Notes to Financial Statements
1. Description of the Plan
General
The following description of the Earle M. Jorgensen Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan, originally adopted effective as of May 3, 1990 and was called the Earle M. Jorgensen Employee Stock Ownership Plan. The Plan is sponsored by the Earle M. Jorgensen Company (the “Company” or “EMJ”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Purchase by Reliance Steel & Aluminum Co.
On April 3, 2006, Reliance Steel & Aluminum Co., a California corporation (“Reliance”), completed its acquisition of the Company. Pursuant to the merger agreement, each share of EMJ common stock, par value $0.001, was exchanged for consideration equal to $6.50 per share of EMJ common stock and 0.1784 of a share of Reliance common stock. On April 3, 2006, the Plan’s holdings of 6,328,082 common shares of EMJ common stock was converted into approximately $41,133,000 cash and 1,128,930 shares of Reliance common stock.
Merger of the Plan with the Reliance Steel & Aluminum Co. Master 401(k) Plan
Effective as of the close of business on March 31, 2008, the Plan merged into the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Reliance Master Plan”). Each eligible EMJ employee who was a participant in the Plan on March 31, 2008 was eligible to participate in the Reliance Master Plan on April 1, 2008. All other active part time EMJ employees on April 1, 2008 became eligible to participate in the Reliance Master Plan. EMJ employees were granted past service credit for purposes of eligibility for participation, vesting and benefits under the Reliance Master Plan.
Effective March 31, 2008, the Plan liquidated all of its investments in connection with the pending merger. On April 1, 2008, the merger of the Plan with the Reliance Master Plan was completed upon transferring the cash proceeds from the liquidation of the Plan’s investments of $209,745,230 and the participant loans of $4,421,251. Employer and participant contributions receivable as of March 31, 2008 in the amounts of $3,951,941 and $128,065, respectively, were also transferred to the Reliance Master Plan by subsequently remitting those amounts directly to the Reliance Master Plan. The total of all assets transferred to the Reliance Master Plan is reflected as liability in the Statement of Net Asset Available for Benefits in the amount of $218,246,487 under the caption payable to other qualified plan.

Earle M. Jorgensen
Retirement Savings Plan
Notes to Financial Statements
Eligibility
Each eligible employee who is a full time employee shall become a participant on their employment date or reemployment date as an eligible employee, and each eligible employee who is not a full time employee shall become a participant in the Plan on the first day following their completion of one (1) year of eligibility service if an eligible employee on that date, or if not an eligible employee on such date, the date such person becomes an eligible employee; provided however, if such person is represented in collective bargaining, such person will be a participant only with respect to that portion of the Plan for which that person is an eligible employee.
Plan Administration
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company. The trustee for the Plan is T. Rowe Price Trust Company (“Trustee”).
The Company pays the administrative expenses of the Plan, and provides the Plan with certain accounting and administrative services without charge. Participants pay loan and short-term trading fees which are reflected on the accompanying Statement of Changes in Net Assets Available for Benefits as administrative expenses.
Contributions
Employer contributions are discretionary and typically paid in cash as determined by the board of directors. For the years ended March 31, 2008 and 2007, the Company contributed 5% of eligible compensation, as defined in the Plan.
Participants may make before tax contributions in an integral percentage of their compensation of not less than 1% nor more than 50%. The participant contributions may not exceed the maximum amount provided by Section 402(g) of the Internal Revenue Code and the total contribution made on behalf of a participant, including employer contributions and participant contributions may not exceed the maximum provided by Section 415 of the Internal Revenue Code. Eligible employees may make rollover contributions to the Plan in accordance with Plan provisions.

Earle M. Jorgensen
Retirement Savings Plan
Notes to Financial Statements
Vesting
Participants vest in the employer’s contribution over a five-year period at 20% per year beginning after one year of credited service.
A participant’s interest in the employer contribution account(s) becomes a 100% non-forfeitable interest, if they (a) are credited with at least 5 years of credited service, (b) attain age 65, (c) become disabled, (d) die, or (e) were an employee under a certain pre-existing plan that was merged into the Plan or an employee of Earle M. Jorgensen Company on May 2, 1990.
Forfeitures
Forfeitures of nonvested plan assets are allocated to eligible participants in addition to the annual contribution. Forfeited nonvested accounts totaled $95,437 and $299,356 at March 31, 2008 and 2007, respectively. During the plan year ended March 31, 2008 forfeitures of $95,437 were allocated to the eligible participants in the Plan.
Benefit Payments and Withdrawals
Upon retirement, disability, death or termination of service, a participant (or beneficiary) is eligible to receive a lump sum amount equal to the value of the vested interest in his or her account. Other withdrawals and loans from participant accounts may be made under certain circumstances, as provided in the Plan, subject to the restrictions in the Internal Revenue Code.
Participant Loans
Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. The interest rate charged on participant loans will be fixed throughout the term of the loan and will equal one plus the prime rate, as published in the Western Edition of the Wall Street Journal, in effect on the last business day of the calendar quarter immediately preceding the calendar quarter in which the loan request was received by the administrative committee. All loans will be evidenced by a promissory note and security agreement and will be secured by up to 50% of a participant’s nonforfeitable account balance determined immediately after the origination of the loan. The loan repayment period may not exceed five years or fifteen years if the loan is used for the purchase of the participant’s principal residence.

Earle M. Jorgensen
Retirement Savings Plan
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States of America.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Investments in registered investment companies are valued at quoted market prices. The Reliance Steel & Aluminum Co. common stock is valued at quoted market price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on an ex-divided basis.
Net Appreciation (Depreciation) in Fair Value of Investments
Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available Benefits as net appreciation in the fair value of investments.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
The Plan invests in various investment options that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their

Earle M. Jorgensen
Retirement Savings Plan
Notes to Financial Statements
markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.
Income Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service on September 29, 2006 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code.
The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan is currently designed and is operating in compliance with the Internal Revenue Code. Therefore, no provision for federal or state income taxes has been recorded in the accompanying financial statements.
Benefit Payments
Benefits due to participants whose employment is terminated are recorded on the date such amounts are paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.
3. Investments
There were no investments at March 31, 2008 as they were in the form of a receivable from broker in connection with the pending merger with the Reliance Master Plan. Investments at March 31, 2007, were held by the Trustee and invested in Reliance Steel & Aluminum Co. stock or other investments. At March 31, 2007 there were 1,119,523 shares of Reliance Steel & Aluminum Co. common stock in the Plan.

Earle M. Jorgensen
Retirement Savings Plan
Notes to Financial Statements
The fair value of investments that represented 5% or more of the Plan’s net assets at March 31, 2007 are indicated below:

2007
Reliance Steel & Aluminum Co. Common Stock	$54,184,909
T. Rowe Price Mid Cap Growth Fund	20,914,100
T. Rowe Price Equity Income Fund	17,839,154
T. Rowe Price Balanced Fund	16,246,600
T. Rowe Price Retirement 2020 Fund	15,919,955
T. Rowe Price Retirement 2015 Fund	11,212,717
Net appreciation (depreciation) in fair value of investments for the year ended March 31, 2008 is as follows:

2008
Reliance Steel & Aluminum Co. Common Stock	$12,732,301
Mutual Funds	(14,300,978)

Net depreciation in fair value of investments	$(1,568,677)
4. Non-Participant-Directed Investments
At March 31, 2008 and 2007, there were no non-participant directed investments.

Supplemental Schedule

Earle M. Jorgensen
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
as of March 31, 2008
Employer Identification Number: 65-1269024
Plan Number: 104914
Form No.: 5500

		(c)
	(b)	Description of Investment, including Maturity
	Identity of issuer, borrower,	Date, Rate of Interest, Collateral, Par or	(d)	(e)
(a)	lessor or similar party	Maturity Value	Cost	Current value

	Loans
*	Participant Loans	Loans to participants with interest rates ranging from 6.00% to 11.50%, collateralized by participants’ account balances and maturing through 2022	**	$4,421,251

	Total investments			$4,421,251

*	-	Represents a party-in-interest as defined by ERISA.

**	-	The cost of participant-directed investments is not required to be disclosed.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Earle M. Jorgensen Retirement Savings Plan
September 26, 2007	By:	/s/ R. Neil McCaffery
		Name:	R. Neil McCaffery
Member of the Earle M. Jorgensen Retirement Saving Plan Administrative Committee